Exhibit 8.1

Entity	Jurisdiction of Incorporation	Names Under Which the Entities Conduct Business
N.V. Alcon Coordination Center	Belgium	N/A
Alcon Credit Corporation	Canton of Zug, Switzerland	N/A
Alcon Holdings Inc.	State of Delaware, U.S.A.	N/A
Alcon Laboratories, Inc.	State of Delaware, U.S.A.	N/A
Alcon Pharmaceuticals, Inc.	State of Delaware, U.S.A.	N/A
Alcon Pharmaceuticals Ltd.	Canton of Zug, Switzerland	N/A
Alcon RefractiveHorizons, Inc.	State of Delaware, U.S.A.	N/A